Exhibit 99.8

Encana Corporation

1800, 855-2nd Street SW

Calgary, Alberta T2P 2S5

Consent of Independent Petroleum Engineers

We hereby consent to the use and reference to our name and reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves as of December 31, 2011, and the information derived from our reports, as described or incorporated by reference in: (i) Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2011, (ii) Encana Corporation’s Registration Statement on Form F-3 (File No. 333-150453), (iii) Encana Corporation’s Registration Statements on Form S-8 (File Nos. 333-124218, 333-85598 and 333-140856); and (iv) Encana Corporation’s Registration Statement on Form F-9 (File No. 333-165626), filed with the United States Securities and Exchange Commission.

Yours truly,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

“originally signed by P. A. Welch”
P. A. Welch, P. Eng.
President & Managing Director

Calgary, Alberta

February 23, 2012

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB  T2P 3G6          Tel: (403) 262-5506           Fax: (403) 233-2744          www.mcdan.com